03 AUG 18 AM 7:21



Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



8 August 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp.

Andrew M Knox
Chief Financial Officer

Enc.

dlw 8/19

NZSE
New Zealand
Stock Exchange

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	**Cue Energy Resources Limited**
Name of Director:	Ernest Geoffrey Albers
Date of Last Disclosure by Director:	3 July 2003
Date of Change:	4, 5 & 8 August 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	Attached
Number of Securities Acquired:	1,750,000
Number of Securities Disposed:	1,913,055
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** Attached. **Non Beneficial:** Attached.
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	1,563,055 @ AUD4.8 cents each - received 185,600 @ AUD5.0 cents each - received 164,400 @ AUD5.0 cents each - received 1,000,000 @ AUD4.8 cents each - paid 750,000 @ AUD4.8 cents each - paid

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Ernest Geoffrey Albers	4,016,433	4,016,433		
Ernest Geoffrey Albers (as Trustee for EG & PJ Albers)	-	-		
Ernest Geoffrey Albers & Pamela Joy Albers	-	-		
BB Nominees Pty Ltd	1,870,260	1,870,260		
Sacrosanct Pty Ltd (Superannuation Fund A/c)	1,250,000	1,250,000		
TOTAL	7,136,693	7,136,693		

Summary of Other Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Browse Petroleum Pty Ltd	3,700,000	1,786,945	05/08/03 08/08/03	AUD 4.8¢ each AUD 5.0¢ each
Octanex NL	25,220,000	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	11,160,140		
Great Missenden Holdings Pty Ltd	655,214	2,405,214	04/08/03 05/08/03	AUD 4.8¢ each AUD 4.8¢ each
TOTAL	40,735,354	40,572,299		

TOTAL	47,872,047	47,708,992